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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                        For the month of December, 2000
                                         --------------

                                  AMVESCAP PLC
                                 -------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                ------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F    X                   Form 40-F
                            -----                            -----

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                              No    X
                       -----                           -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                      --------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------


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AMVESCAP PLC
675812
IMMEDIATE RELEASE  14 DECEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7454 3942



   Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                         2)    NAME OF DIRECTOR

     AMVESCAP PLC                                  CHARLES T. BAUER
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3)   Please state whether                    4)    Name of the registered
     notification indicates                        holder(s) and, if more
     that it is in respect                         than one holder, the
     of holding of the                             number of shares held
     Director named in 2                           by each of them. (If
     above or holding of                           notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial
     interest.

     NOTIFICATION IS IN RESPECT                    -
     OF THE DIRECTOR NAMED IN 2
     ABOVE.
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5)   Please state whether                     6)   Please state the nature
     notification relates to a                     of the transaction
     person(s) connected with                      and the nature and extent of
     the Director named in 2                       the directors interest in
     above and identify the                        the transaction.
     connected person(s).

     AS 3 ABOVE
                                                   EXERCISE OF OPTIONS AND
                                                   SALE OF SHARES.
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7)   Number of shares/amount of               8)     (0.01%)
     stock purchased                               of issued Class

        100,000
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9)   Number of shares/amount                 10)     (0.01%)
     of stock disposed                             of issued Class

         100,000
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11)  Class of security                       12)   Price per share

     ORDINARY SHARES                               PURCHASE        422.5P
                                                   SALE    (Pound sterling)14.75
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13)  Date of transaction                     14)   Date company informed


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     14 DECEMBER 2000                              14 DECEMBER 2000
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15)  Total holding following                 16)   Total percentage holding
     this notification                             of issued class following
                                                   this notification

         40,755,820                                5.74%
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          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
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17)  Date of grant                           18)   Period during which or
                                                   date on which exercisable

         -                                         -
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19)  Total amount paid (if any)              20)   Description of shares or
     for grant of the option                       debentures involved:
                                                   class, number

         -                                         -
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21)  Exercise price (if fixed                22)   Total number of shares or
     at time of grant) or                          debentures over which
     indication that price is                      options held following
     to be fixed at time of                        this notification
     exercise

         -                                         -
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23)  Any additional information              24)   Name of contact and tele-
                                                   phone number for queries

         -                                         MICHAEL S. PERMAN
                                                   020 7454 3942
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25)  Name and signature of                         MICHAEL S. PERMAN
     authorised company                            AMVESCAP PLC
     official responsible                          COMPANY SECRETARY
     for making this
     notification

     Date of Notification   14 DECEMBER 2000
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  14 December, 2000                 By  /s/ MICHAEL S. PERMAN
      -----------------                    ---------------------------
                                                   (Signature)

                                             MICHAEL S. PERMAN
                                             Company Secretary